T3/12

03001939

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2003
575

SEC FILE NUMBER
8- 30254

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Berndt (614) 249-7647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP
(Name – *if individual, state last, first, middle name*)

Two Nationwide Plaza	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Barbara J. Shane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

KEVIN D. GRETHER, ATTORNEY AT LAW
NOTARY PUBLIC, STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

Barbara Shane
Signature

Vice President - Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NATIONWIDE INVESTMENT SERVICES CORPORATION

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition, December 31, 2002 and 2001	2
Statements of Income, Years ended December 31, 2002 and 2001	3
Statements of Stockholder's Equity, Years ended December 31, 2002 and 2001	4
Statements of Cash Flows, Years ended December 31, 2002 and 2001	5
Notes to the Financial Statements	6
Schedules:	
1 - Computation of Net Capital Under Rule 15c3-1, December 31, 2002	9
2 - Computation for Determination of Reserve Requirements Under Rule 15c3-3, December 31, 2002	10
3 - Information for Possession or Control Requirements Under Rule 15c3-3, December 31, 2002	11

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

The Board of Directors
Nationwide Investment Services Corporation:

We have audited the accompanying statements of financial condition of Nationwide Investment Services Corporation (the Company) (a wholly owned subsidiary of Nationwide Life Insurance Company) as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents (note 2(b))	$	3,027,131	9,549,449
Accounts receivable		2,386	6,587
	$	3,029,517	9,556,036
Liabilities and Stockholder's Equity			
Liabilities:			
Payable to affiliates (note 5)		669,779	8,705,223
Other		12,079	9,234
Federal income tax payable to ultimate parent		2,142	1,721
		684,000	8,716,178
Contingencies (note 4)			
Stockholder's equity (note 3):			
Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares		5,000	5,000
Additional paid-in capital		2,020,000	520,000
Retained earnings		320,517	314,858
		2,345,517	839,858
	$	3,029,517	9,556,036

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statements of Income

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Commissions and related fees (note 5)	$	424,245	604,989
Interest		51,628	116,589
Miscellaneous		-	8
		475,873	721,586
Expenses:			
Administrative services fees (note 5)		331,000	603,000
Professional fees (note 5)		60,446	57,720
Miscellaneous (note 5)		75,568	45,220
		467,014	705,940
Income before income tax expense		8,859	15,646
Income tax expense		3,200	5,500
Net income	$	5,659	10,146

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statements of Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$	5,000	520,000	304,712	829,712
Comprehensive income (note 2(d)):					
Net income		-	-	10,146	10,146
Balance at December 31, 2001		5,000	520,000	314,858	839,858
Comprehensive income (note 2(d)):					
Net income		-	-	5,659	5,659
Capital contributions (note 3)		-	1,500,000	-	1,500,000
Balance at December 31, 2002	$	5,000	2,020,000	320,517	2,345,517

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	5,659	10,146
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Decrease (increase) in accounts receivable		4,201	(4,215)
Decrease in payable to affiliates		(155,357)	(18,648)
(Decrease) increase in payable to parent		(7,880,087)	8,549,866
Increase in income taxes payable to ultimate parent		421	2,968
Increase (decrease) in other liabilities		2,845	(35,724)
Net cash (used in) provided by operating activities		(8,022,318)	8,504,393
Cash flows from financing activities:			
Capital contribution from parent (note 3)		1,500,000	-
Net cash provided by financing activities		1,500,000	-
Net (decrease) increase in cash and cash equivalents		(6,522,318)	8,504,393
Cash and cash equivalents at beginning of period		9,549,449	1,045,056
Cash and cash equivalents at end of period	$	3,027,131	9,549,449
Supplemental disclosure:			
Cash paid to ultimate parent during the year for income taxes	$	2,779	5,450

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to the Financial Statements

December 31, 2002 and 2001

(1) Description of Business

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company is in the business of selling mutual funds, variable annuities, variable life insurance and other related products through its registered representatives to governmental and educational entities and to individuals. The business activities of the Company include: mutual fund retailer, broker or dealer selling variable life insurance or annuities, investment advisor and distributor of variable contract products of its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC.

(2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value.

The following is a description of the significant accounting policies:

(a) Recognition of Revenue and Expenses

Commission income and related fees are recognized on a trade date basis. Administrative expenses are recognized as incurred.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. The amount of cash equivalents at December 31, 2002 and 2001 was $2,957,767 and $9,479,767, respectively.

(c) Income Taxes

In 2001 and for the period January 1, 2002 to September 30, 2002, the Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), parent of Nationwide Corporation. Nationwide Corporation is the majority owner of Nationwide Financial Services, Inc. (NFS). NFS is the parent of NLIC. The Company calculates income taxes on a separate company basis. The tax benefits resulting from any operating losses by the Company which would be realized by the parent company based on a consolidated return go to the benefit of the Company.

In conjunction with the acquisition of Provident Mutual Life Insurance Company by NFS effective October 1, 2002, the Company will file a stand-alone tax return for the period October 1, 2002 to December 31, 2002 and going forward.

The expected total income tax expense computed by applying the U.S. Federal income tax rate does not differ materially from the actual total income tax expense.

The Company has no temporary differences between the book and tax basis of assets and liabilities that would result in a deferred tax asset or liability.

(d) ***Comprehensive Income***

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(e) ***Reclassifications***

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Customer Protection: Reserves and Custody of Securities Rule (Rule 15c3-3).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in Rule 15c3-1. At December 31, 2002, the Company had a minimum net capital requirement of $250,000, "aggregate indebtedness" of $682,908 and "net capital" of $2,286,362.

On December 31, 2001, the Company initiated a bank wire transfer in the amount of $8,371,825 for an amount payable to an affiliate. The bank wire was inadvertently not executed. This left the unexecuted wire amount as part of the Company's aggregate indebtedness at December 31, 2001 and caused the Company's ratio of aggregate indebtedness to net capital to exceed 1,200%. In addition, the unexecuted wire amount was temporarily invested in a money market investment, which necessitated a securities haircut that caused total net capital to fall below 120% of required minimum net capital. On January 2, 2002, the aforementioned bank wire was executed and the Company's net capital was $816,669 and its ratio of aggregate indebtedness to net capital was .90 to 1. At no point from December 31, 2001 to January 2, 2002 were the minimum net capital requirements of Rule 15c3-1 not met as a result of this unexecuted wire.

The Company received a capital contribution from NLIC in the amount of $1,500,000 on December 20, 2002.

(Continued)

(4) Contingencies

The Company is involved in various claims and legal actions arising in the normal course of business. Under an agreement between the Company and Nationwide Retirement Solutions, Inc. (NRS), NRS pays all litigation costs on behalf of the Company. Should NRS be unable or unwilling to pay these costs in the future, the Company would be liable for such costs. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity..

(5) Related Party Transactions

Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. For the years ended December 31, 2002 and 2001, the amount charged to the Company was $69,719 and $45,286, respectively. In addition, the Company does not believe that expenses recognized under this agreement are materially different from expenses that would have been recognized had the Company operated on a stand-alone basis.

The Company has entered into agreements with NRS, National Deferred Compensation (NDC), Nationwide Trust Company, FSB (NTC), NLIC, and NLAIC, affiliated companies, whereby the Company acts as a broker-dealer and collects commissions on behalf of these companies related to mutual fund and non-mutual fund sales. For the years ended December 31, 2002 and 2001, commissions and related fees collected by the Company and passed through to NRS, NDC, NTC, NLIC, and NLAIC, approximated $62,930,000 and $63,760,000, respectively. The amount payable to NRS, NDC, NTC, NLIC, and NLAIC as of December 31, 2002 and 2001 was $669,779 and $8,705,223, respectively. Commissions and related fees presented in the accompanying statements of income represent the net fee retained by the Company for performing these services.

In accordance with the agreements entered into with NRS, NDC and NTC, the Company receives certain administrative and personnel services for which it may be charged an administrative services fee. For the years ended December 31, 2002 and 2001, the Company incurred $331,000 and $603,000, respectively, of administrative services fees for services performed by NRS and NDC. Had these services been performed by an unaffiliated party, the fees paid might have been different.

Schedule 1

NATIONWIDE INVESTMENT SERVICES CORPORATION

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Common stock	$	5,000
Additional paid-in capital		2,020,000
Retained earnings		320,517
Total net worth		2,345,517
Nonallowable assets		-
Securities haircuts		59,155
Net capital		2,286,362
Minimum net capital required: greater of $250,000 or 6 2/3% of aggregate indebtedness of $682,908		250,000
Excess net capital	$	2,036,362
Aggregate indebtedness	$	682,908
Ratio of aggregate indebtedness to net capital		.30 to 1

Note: The above computation does not differ from the Computation of Net Capital under Rule 15c3-1(f) at December 31, 2002 originally filed by Nationwide Investment Services Corporation with the National Association of Securities Dealers, Inc. on January 27, 2003.

See accompanying independent auditors' report.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2002

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	1,092
Total credits		1,092
Debit balances:		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		—
Total debits		—
Excess of total credits over total debits	$	1,092
Amount held on deposit in special reserve bank account	$	1,092
Amount on withdrawal		—
New amount in special reserve bank account after withdrawal	$	1,092

Note: The above computation does not differ from the Computation for Determination of Reserve Requirements under Rule 15c3-3 at December 31, 2002 originally filed by Nationwide Investment Services Corporation with the National Association of Securities Dealers, Inc. on January 27, 2003.

Effective April 1, 2000, the Company no longer has any customer accounts. However, at December 31, 2002, the Company held $1,092 of outstanding checks resulting from the discontinuation of customer accounts for which the cash is held in a segregated bank account maintained under Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

Schedule 3

NATIONWIDE INVESTMENT SERVICES CORPORATION
(a wholly owned subsidiary of Nationwide Life Insurance Company)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

	Fair value	Number of items
Customers' fully paid and excess margin securities not in the respondent's possession or control at December 31, 2002, (for which instructions to reduce to possession or control had been issued at December 31, 2002, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	—	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued at December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	—	—

See accompanying independent auditors' report.

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Nationwide Investment Services Corporation:

In planning and performing our audits of the financial statements of Nationwide Investment Services Corporation (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2003